CUSIP No. 784933103	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

William H. Bartels
333 Westchester Avenue, South Building, Suite 203
White Plains, NY 10604
(914) 332-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON William H. Bartels, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,732,565
	8	SHARED VOTING POWER 557,128
	9	SOLE DISPOSITIVE POWER 4,732,565
	10	SHARED DISPOSITIVE POWER 557,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,206,611**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1%**
14	TYPE OF REPORTING PERSON IN

**
Includes 6,916,918 shares of common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc. (the “Company”) beneficially owned by Robert G. Brown.  The Reporting Person may act in concert with Mr. Brown with respect to certain matters, which are discussed in Item 4 of this Amendment No. 1 to Schedule 13D.  As a result, the Reporting Person and Mr. Brown may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder.  The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock beneficially owned by the Reporting Person and all of the shares of Common Stock beneficially owned by Mr. Brown.  However, the Reporting Person expressly disclaims beneficial ownership of the 6,916,918 shares beneficially owned by Mr. Brown.  Mr. Brown expressly retains sole or shared voting and dispositive power over such 6,916,918 shares, and the Reporting Person has neither sole nor shared voting or dispositive power over such 6,916,918 shares.  Mr. Brown has filed a separate Schedule 13D with respect to his interests.

Includes 1,109,625 shares of Common Stock held in the Defined Benefit Pension Trust of SP/R, Inc. (f/k/a SPAR Burgoyne, Inc.) maintained for the benefit of Mr. Brown.  Mr. Brown is not a trustee of this trust and disclaims beneficial ownership of the shares of Common Stock held in this trust.

CUSIP No. 784933103	Page 3 of 6 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

This Amendment is being filed by Mr. William H. Bartels as the Reporting Person.  The Reporting Person is no longer a trustee of Grantor Trust I or Grantor Trust II, referenced in the Original Schedule 13D, and as a result, he no longer possesses voting or dispositive power with respect to any Company securities which may be held by these trusts.

As of the date of this Amendment, the Reporting Person may be deemed to beneficially own, in the aggregate, 12,206,611 shares of the Common Stock of the Company, which represents approximately 59.1% of the outstanding Common Stock of the Company.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a)	This Amendment is being filed individually by Mr. William H. Bartels as the Reporting Person.

(b)	The Reporting Person’s business address is c/o SPAR Administrative Services, Inc., 333 Westchester Avenue, South Building, Suite 203, White Plains, NY 10604.

(c)	The Reporting Person’s principal occupation is Vice Chairman and a member of the Company’s Board of Directors (the “Board”).

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

CUSIP No. 784933103	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Except as set forth in this Item 4, the Reporting Person (alone or in conjunction with other stockholders of the Company) currently has no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered and may from time to time hereafter be considered.

The Reporting Person, alone or in conjunction with Mr. Brown, has determined, from time to time, to engage with the Board and other relevant parties to strengthen the Company’s corporate governance and to enhance the oversight rights of stockholders of the Company.  Specifically, at this time, the Reporting Person anticipates, alone or in conjunction with Mr. Brown, taking actions to change the composition of less than a majority of the Board by engaging with the Board to effectuate any such changes or by taking action in their capacity as significant stockholders of the Company.  The Reporting Person and Mr. Brown, as owners of more than a majority of the outstanding shares of the Company’s Common Stock, may, pursuant to the Company’s by-laws, take steps, including calling a special meeting of stockholders or action by written consent in lieu of a meeting, to change the size of the Board, remove existing directors and/or elect directors to fill any resulting vacancies. The Reporting Person may also acquire or dispose of Company securities in the ordinary course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a)
As of the date of this Amendment, the Reporting Person may be deemed to beneficially own, in the aggregate, 12,206,611 shares of Common Stock, which represent 59.1% of the outstanding Common Stock, and includes the shares of Common Stock beneficially owned by Mr. Brown. The percentages used in this Amendment are calculated based upon 20,647,704 outstanding shares of Common Stock as of March 19, 2018, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on April 2, 2018.

(b)
The Reporting Person has the sole power to vote and to dispose of 4,732,565 shares of Common Stock.  The Reporting Person shares power to vote and to dispose of 483,128 shares of Common Stock held in the WHB Services, Inc. Incentive Savings Plan & Trust, of which the Reporting Person serves as co-trustee, and 74,000 shares of Common Stock held in a joint account with his spouse.

CUSIP No. 784933103	Page 5 of 6 Pages

(c)
As of the date of this Amendment, no transactions in the Common Stock have been effected by the Reporting Person or by Mr. Brown during the past 60 days, except as follows: on April 6, 2018, Mr. Brown sold 4,491 shares of Common Stock on the open market for a price of $1.50 per share, and on April 9, 2018, Mr. Brown sold 3,000 shares of Common Stock on the open market for a price of $1.50 per share.  Since January 1, 2018, Mr. Brown has also sold the following shares of Common Stock on the open market: 5,000 shares on March 19, 2018 for a price of $1.5878 per share; 4,000 shares on March 13, 2018 for a price of $1.50 per share; 1,000 shares on March 12, 2018 for a price of $1.50 per share; 5,000 shares on January 29, 2018 for a price of $1.77 per share; 3,000 shares on January 23, 2018 for a price of $1.64 per share; 1,000 shares on January 23, 2018 for a price of $1.62 per share; 1,000 shares on January 22, 2018 for a price of $1.50 per share; 3,000 shares of Common Stock on January 17, 2018 for a price of $1.71 per share; and 2,000 shares of Common Stock on January 17, 2018 for a price of $1.72 per share.  Mr. Brown also made a gift of 80,000 shares of Common Stock on January 8, 2018 for no consideration.

(d)
The Reporting Person may be deemed to beneficially own 483,128 shares of Common Stock held in the WHB Services, Inc. Incentive Savings Plan & Trust, of which the Reporting Person serves as co-trustee, and 74,000 shares of Common Stock held in a joint account with his spouse.

(e)	Not applicable.

CUSIP No. 784933103	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned, William H. Bartels, hereby certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: June 1, 2018

/s/ William H. Bartels
William H. Bartels